EXHIBIT 99.(a)(1)(ix)

NEWS RELEASE

JAC ACQUISITION COMPANY, INC. TO COMMENCE CASH TENDER OFFER FOR ALL OUTSTANDING SHARES OF JOULE WHICH ARE NOT ALREADY OWNED BY THE PURCHASER GROUP AT $1.52 PER SHARE; JOULE SPECIAL COMMITTEE RECOMMENDS TRANSACTION AFTER RECEIVING FAIRNESS OPINION

Morristown, New Jersey (November 21, 2003) - JAC Acquisition Company, Inc. ("Purchaser") today announced that it has commenced a cash tender offer for all of the outstanding common stock of Joule Inc. (AMEX:JOL) not owned by a purchaser group consisting of Emanuel N. Logothetis, the founder, Chairman of the Board and Chief Executive Officer of Joule, members of his immediate family and John G. Wellman, Jr., President and Chief Operating Officer of Joule (collectively, the "Purchaser Group"), at an offer price of $1.52 per share (the "Offer"). The offer and withdrawal rights will expire at 12:00 Midnight, Eastern Standard Time, on Friday, December 19, 2003, unless extended by Purchaser.

The Offer represents a 5% premium over the closing price on November 18, 2003 of Joule common stock, a 17% premium over the closing price of Joule's common stock on August 20, 2003, the last full trading day before the public announcement of Purchaser's original proposal to take Joule private, a 42% premium over the average closing price between January 1, 2003 and August 20, 2003 of Joule common stock, and a 46% premium over the average closing price for the twelve-month period ended August 20, 2003 of Joule common stock.

The Joule Board of Directors appointed a special committee of independent directors of Joule (the "Special Committee") authorized to consider and to make recommendations with respect to the Offer. The Special Committee has received a fairness opinion as to the offer price of $1.52 per share from its financial advisor, Updata Capital, Inc., and based upon such opinion and other factors considered by the Special Committee, is recommending that stockholders unaffiliated with Purchaser and the Purchaser Group tender their shares in the Offer. Joule must file with the Securities and Exchange Commission ("SEC") and provide to Joule stockholders a "Solicitation/Recommendation Statement on
Schedule 14D-9" which is being filed with the SEC contemporaneously with Purchaser's tender offer documents. Purchaser encourages Joule stockholders and other interested parties to review carefully the Schedule 14D-9 when it becomes available.

Purchaser is a newly formed Delaware corporation currently owned by members of the Purchaser Group. Immediately preceding the closing of the Offer, pursuant to an exchange agreement, members of the Purchaser Group will exchange their shares of Joule for shares of Purchaser. The members of the Purchaser Group own 2,636,514 shares of Joule common stock, which represent approximately 71.6% of the outstanding Joule common stock.

The Offer is conditioned on, among other things, (i) the tender in this Offer of a sufficient number of shares of outstanding Joule common stock not owned by the Purchaser Group such that, after such shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Joule common stock (the "Minimum Tender Condition"), which would also

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mean that at least a majority of the outstanding shares that are not owned by the Purchaser Group and the other executive officers and directors of Joule had been tendered (the "Majority of the Minority Condition"), and (ii) the Special Committee not having modified or withdrawn its recommendation of the Offer to stockholders of Joule unaffiliated with Purchaser and the Purchaser Group. In no event may the Minimum Tender Condition or the Majority of the Minority Condition be waived. The Offer is also subject to certain other conditions described in the tender offer documents to be filed by Purchaser with the SEC.

The purpose of the Offer is to acquire for cash as many outstanding shares as possible of Joule common stock not owned by the Purchaser Group as a first step of a going private transaction resulting in Purchaser acquiring the entire equity interest in Joule. If the Offer is successful, Purchaser will be merged with and into Joule, and each then outstanding share of Joule common stock (other than shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the same amount of cash consideration paid in the Offer. There can be no assurance that the proposed going private transaction will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The complete terms and conditions of the Offer are set forth in an offer to purchase, letter of transmittal and other related materials that are being filed with the Securities and Exchange Commission and distributed to Joule stockholders. This press release is not a substitute for such filings.

Investors are urged to read such documents, together with the Solicitation/Recommendation Statement on Schedule 14D-9, when they become available because they will contain important information. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov) or by contacting D.F. King & Co., Inc., the information agent for the transaction at (800) 859-8511 (toll free). Banks and brokers may call D.F. King & Co., Inc. collect at (212) 269-5550.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF JOULE. JAC ACQUISITION COMPANY, INC. WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

This news release includes forward-looking statements within the meaning of the federal securities laws that are subject to risks and uncertainties, including the inability to satisfy the financing and other conditions to any proposed transaction, general economic conditions and other factors that may be identified in filings made with the SEC by Joule or the Purchaser Group.